FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 14, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

July 14, 2003

#03-18

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT ACQUIRES LARGE LAND POSITION ADJACENT TO

CORTEZ MINE COMPLEX

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) is pleased to announce that the Company has acquired a large block of mineral claims adjoining the south end of the Cortez Joint Venture (Cortez JV), in north central Nevada.  The Cortez JV, which is made up of Placer Dome (60%) and Kennecott (40%), controls a large land position (Cortez District) that covers a twenty-five kilometre segment of the northwest striking Battle Mountain-Eureka mineral trend.  This district is host to the Pipeline, South Pipeline, South Pipeline Extension (Cross Roads), Gap, Gold Acres, Horse Canyon, Pediment and Cortez Hills gold deposits.  These deposits are sediment hosted Carlin type with reported reserves and resources totaling over 18 million ounces of gold.  The most recent discovery in the district, Cortez Hills, is one of the southern most known deposits.  Placer has recently reported over 5.5 million ounces of gold at Cortez Hills and presently has six drill rigs operating to explore the currently open deposit.  It is expected that the gold reserves/resources at Cortez Hills will be significantly expanded.

NDT’s new land acquisition, called the Trend Project, lies approximately ten kilometres south southeast of the Cortez Hills discovery and on strike with the lineation of known deposits within the Cortez JV.  An additional potential Cortez JV discovery is the ET Blue occurrence that lies at the edge of a pediment approximately six kilometres to the northeast of the Trend Project. Thirty kilometers to the southeast of the Trend Project, along the Battle Mountain-Eureka mineral trend at Goldbar, a program of deep drilling is in progress by American Bonanza Gold Mining Corp. to explore the deep stratigraphy, alteration and mineralization beneath the known deposits there.

The Trend Project claims were acquired based on research which defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.  A number of northwest and northeast structural intersections were located, prioritized and tested by an extensive enzyme leach geochemical soil sampling program.  Interpretation of the results of this sampling indicates multiple zones of reduced subsurface mineralization with the oxidation, base metal and halide suite elements strongly reflecting the defined  Battle Mountain-Eureka linears.  Gravity data of the area suggests that the geochemical anomalies lie at reasonable depths to support exploration drilling for deposits similar to those being discovered by the Cortez JV to the north and northeast.  The Company has initiated a detailed review of all available structural and geochemical data in order to plan additional geophysical and geochemical programs on the property.  The programs are expected to provide target prioritization for drilling.

The Trend Project was acquired from Trend Resources LLC who conducted the initial exploration program.  To acquire the property, NDT will pay Trend Resources $5,000 in cash and 25,000 shares of NDT stock.  In addition, NDT will pay Trend Resources 5% of actual field expenditures up to a maximum of $250,000.  Trend Resources will retain a 1% NSR royalty, half of which can be purchased.

In Canada, field work has begun on the Melville Diamond Project and the South Voisey Bay Joint Venture.  The Company is also actively evaluating several additional gold projects and continuing with exploration on its other Nevada gold properties.  As well it will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: July 14, 2003